C O R P O R A T E   D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE – TSX	DuMoulin Black
Richard Colterjohn	VCRYF – OTC	595 Howe Street
Eric Cunningham		Vancouver, BC
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 35,620,308	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at May 2, 2005)	Computershare Trust
Company of Canada
OFFICERS		Toronto, Ontario
Ronald Netolitzky	HEAD OFFICE	Vancouver, B.C.
Chairman of the Board	520 – 700 West Pender Street
	Vancouver, B.C. V6C 1G8	AUDITOR
Patrick Downey	Tel: 604-669-4777	PricewaterhouseCoopers LLP
President and CEO	Fax: 604-696-0212	250 Howe Street
	www.viceroyexploration.com	Vancouver, B.C.
John Fairchild, C.A.
Chief Financial Officer	SAN JUAN OFFICE
San Luis 235 Oeste
Michele Jones	(5400) San Juan, Argentina
Corporate Secretary	Tel: (011) 54-264-421-1573
Fax: (011) 54-264-427-4136

Cautionary Notes

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization and the Project’s economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be considered to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work or that the Project will otherwise prove to be economic.

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including , without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known or unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of the materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility, feasibility studies, changes in project parameters and future metal price, as well as the factors discussed under in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.